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                              May 26, 2021

       Christopher Keber
       Chief Executive Officer
       Shelter Acquisition Corporation I
       6 Midland Street #1726
       Quogue, NY 11959

                                                        Re: Shelter Acquisition
Corporation I
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 333-253213

       Dear Mr. Keber:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1 filed May 25, 2021

       General

   1. We note your disclosure that certain "anchor investors" have indicated an interest to purchase up to a
specific amount of common stock in the offering. Please identify these investors. In addition,
please also file the form of agreement between
                                                        the anchor investors
and sponsor, which gives the investors an indirect ownership interest in founder shares, as
an exhibit to the registration statement. Further, please include risk factor disclosure that
the anchor investors    indirect interest in founder shares held by the
                                                        sponsor may provide an
incentive to vote in favor of any business combination.

              You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
       have questions regarding comments on the financial statements and related matters. Please
 Christopher Keber
Shelter Acquisition Corporation I
May 26, 2021
Page 2

contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameChristopher Keber
                                                         Division of
Corporation Finance
Comapany NameShelter Acquisition Corporation I
                                                         Office of Life
Sciences
May 26, 2021 Page 2
cc:       Debbie Yee, P.C.
FirstName LastName